Filed by Raymond James Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: TriState Capital Holdings Inc.
Commission File No. 001-35913

Date: October 28, 2021

Important Information About the Transaction and Where to Find It
Raymond James Financial intends to file a registration statement on Form S-4 with the SEC to register the shares of Raymond James Financial’s common stock and preferred stock that will be issued to TriState Capital Holdings’ shareholders in connection with the transaction. The registration statement will include a proxy statement of TriState Capital Holdings that also constitutes a prospectus of Raymond James Financial. The definitive proxy statement/prospectus will be sent to the shareholders of TriState Capital Holdings in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Raymond James Financial or TriState Capital Holdings through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Raymond James Financial or TriState Capital Holdings at:
Raymond James Financial 880 Carillon Parkway Saint Petersburg, FL 33716 Attention: Investor Relations
TriState Capital Holdings 301 Grant Street, Suite 2700 Pittsburgh, PA 15219 Attention: Investor Relations
Before making any voting or investment decision, investors and security holders of Raymond James Financial and TriState Capital Holdings are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.
Participants in the Solicitation
Raymond James Financial, TriState Capital Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Raymond James Financial can be found in Raymond James Financial’s definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on January 8, 2021, and other documents subsequently filed by Raymond James Financial with the SEC. Information about the directors and executive officers of TriState Capital Holdings can be found in TriState Capital Holdings’ definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 7, 2021, and other documents subsequently filed by TriState Capital Holdings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.

Raymond James Financial, Inc. (NYSE:RJF)
FQ4 2021 Earnings Call Transcript
Thursday, October 28, 2021, 8:15 AM Eastern

Call Participants
EXECUTIVES
Kristie Waugh - Head of Investor Relations, Raymond James Financial
Paul Reilly - Chairman and CEO, Raymond James Financial
Paul Shoukry - CFO, Raymond James Financial
ANALYSTS
Devin Ryan - JMP Securities LLC, Research Division
James Mitchell - Seaport Research Partners
Manan Gosalia - Morgan Stanley, Research Division
Ryan Bailey - Goldman Sachs Group, Inc., Research
Steven Chubak - Wolfe Research, LLC

The following are excerpts from the fiscal fourth quarter Earnings Call held by Raymond James Financial, Inc. on Thursday, October 28, 2021 at 8:15 a.m. EST that reflect discussions related to the entry into a definitive merger agreement by Raymond James Financial, Inc. and TriState Capital Holdings, Inc.

Paul Christopher Reilly
Chairman & CEO

Thank you, Paul. Overall, I'm very pleased with our fantastic results for this quarter and the fiscal year, which exceeded many records. As for our outlook, we are well positioned entering fiscal 2022 with strong capital ratios, quarter-end records for all of our key business metrics and strong activity levels for financial adviser recruiting and investment banking.

In the Private Client Group segment, results will benefit modestly by starting the fiscal first quarter with a 2% sequential increase of assets in fee-based accounts. Additionally, based on our robust recruiting pipeline, we hope to continue our current recruiting trend as prospective advisers are attracted to our client-focused values and leading technology platforms.

In the Capital Markets segment, the investment banking pipeline remains very strong, and we expect a solid fixed income brokerage results driven by demand from the depository client segment.

In the Asset Management segment, if equity markets remain resilient, we expect results will be positively impacted by higher financial assets under management. And Raymond James Bank should continue to grow as we have ample funding and capital to grow the balance sheet. We will continue to focus on lending to PCG clients through our securities-based loans and mortgages, and we will continue to be selective and deliberate in growing our corporate loan and agency-backed securities portfolio.

As we look ahead, we remain focused on the long term and our long-term growth. And as we've outlined at our recent Analyst and Investor Day, those key growth initiatives include driving organic growth across our core businesses, continuing to expand our investments in technology and sharpening our focus on strategic M&A.

Our recent announcements to acquire TriState Capital and Charles Stanley Group demonstrate our focus on these initiatives and our commitment to deploy excess capital over time. We believe these acquisitions stay true to our long-standing criteria, which is a good cultural fit, a strategic purpose and makes sense for our shareholders.

Finally, thank you again to our advisers and associates for providing excellent service to their clients during these uncertain times. These results are a testament to the dedication of everyone in the Raymond James family.

With that, I'm going to turn it back over to the operator for questions.

- - - - -

Manan Gosalia
Morgan Stanley, Research Division

Great. I appreciate all the color. And then maybe on the TriState acquisition, can you talk about how much operating leverage is embedded in their model? So they've had a pretty steady comp ratio in their bank for the last 3 to 4 years. But with 94% of the assets skew to short-end rates, it feels like there should be room to drop some of that to the bottom line when rates rise. So I was wondering if you can comment on that and whether that's baked into your accretion estimates that you announced last week?

Paul M. Shoukry
CFO, Senior VP of Finance & Investor Relations and Treasurer

Yes. They have -- they're a technology-enabled model, and so their technology does give them the ability to, particularly in the private banking side to really scale up that business. But as you point out, I think where the operating leverage is really going to come from is rising short-term rates, and we talked about a relatively conservative net interest margin type estimates that we baked into our projections that they would go up to 2% from where they are now with a 100 basis point increase in rates, and they were actually doing much better than that before the pandemic.

So we try to be conservative there. And that doesn't even give them the benefit of where we expect most of the synergy to come from, which is really replacement of their higher cost deposits, a portion of their higher cost deposits with our lower-cost deposits. They are sitting on our balance sheet now earning very little in short-term treasuries at the broker-dealer per the regulation.

So between short-term rate increases, deposit replacements and the scalability of their technology-enabled model, we think there is a significant upside to the results over time.

Paul Christopher Reilly
Chairman & CEO

And we get a lot of questions just why don’t you replace all their deposits with our lower-cost deposits. And it's that they support deposits from their client relationships or asset and liabilities, that's how you build relationships and they're going to run an independent business that way and they have their own clients, they're going to manage their clients.

And so part of that is taking their cash reasonable rates to their clients for the loans they book, too. So we put it -- I think we said $3 billion of replacement, but that leaves the rest of their deposits in place. And as they grow, we expect to use more and more of our deposits at a lower cost. But certainly, they'll tell us when they need them, and we're not going to interfere with their long-term client relationships.

- - - - -